(Excerpt Translation)

Japanese Extraordinary Report with respect to the sale of the shares of common stock of the Company in the overseas markets (the “International Offering”) pursuant to Article 24-5, paragraph 4 of the Securities and Exchange Law of Japan and Article 19, paragraph 1 and Article 2, paragraph 1 of the Cabinet Order concerning the Disclosure of Corporate Information, etc., submitted to the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 7, 2006, which includes the following:

1.	Class of shares to be offered for sale
2.	Number of shares to be offered for sale
3.	Offering price
4.	Aggregate amount of the offering price
5.	Offering method
6.	Name of selling shareholder
7.	Names of underwriters
8.	Offering area
9.	Delivery date
10.	(If any plan for listing of the securities covered by this report) Name of Securities Exchange where the securities are to be listed
11.	Others